

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
Mr. Jack Yun Ma
Executive Chairman
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

> **Re: Alibaba Group Holding Limited**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed August 27, 2014**
> **Supplemental Correspondence dated August 28, 2014**
> **File No. 333-195736**

Dear Mr. Ma:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Amendment No. 5 to Registration Statement on Form F-1

Results of Operations, page 109

Comparison of Three Months Ended June 30, 2013 and 2014, page 110

1. We note your disclosure that commission revenue increased partially due to an increase in lottery commission income during the World Cup. Please quantify the impact of the increase in commission income due to lottery commissions from the World Cup.

Financial Statements for the Three Months Ended June 30, 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements, page F-85

4. Significant acquisition and equity transactions, page F-91

2. Revise or tell us how you have fully complied with the disclosure requirements of ASC 805, including:

- How you complied with ASC 805-10-50-2(g)(3) and (g)(4) for your step acquisitions of OneTouch and UCWeb;

- How you complied with ASC 805-10-50-2(h) for your acquisitions of OneTouch, UCWeb, and Alibaba Pictures;

- How you complied with ASC 805-20-50-1(e)(2) for your acquisition of Alibaba Pictures;

- How you complied with ASC 805-30-50-1(a) for your acquisitions of OneTouch, UCWeb, and Alibaba Pictures. In this regard, your statements that goodwill is attributable to expected synergies from combining the operations of these businesses with yours is not sufficiently detailed to explain why the majority of the purchase price for each company was allocated to goodwill; and

- How you complied with ASC 805-30-50-1(c)(2) and (c)(3) for the contingent consideration related to your acquisition of OneTouch.

Correspondence dated August 28, 2014

3. We note your response to prior comment 48 of our letter dated June 2, 2014. Please tell us what consideration you have given to filing the information included with your correspondence dated August 28, 2014 as an exhibit to your registration statement. In this regard, it appears that the information is required to be filed pursuant to Item 601(b)(4) and Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Senior Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Via E-mail
        Leiming Chen, Esq.
        Simpson Thacher & Bartlett LLP